82-1209

GGL Diamond Corp.

904 - 6
Vancou
Tel:(604
Fax:(60


03022873

June 5, 2003

SYMBOL: GGL.TSX Venture

De Beers to begin work on now undisputed Doyle property, including drilling, exploration of diamondiferous sill

Sill ownership now undisputed, following Golden Rule and Inukshuk decision not to appeal Federal Tribunal ruling in GGL's favor

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to announce that De Beers Canada Exploration Inc. (formerly Monopros Limited) will resume exploration work on the diamondiferous sill located on claims LA 26-30, which form part of the joint venture at Doyle Lake in the Northwest Territories. A significant exploration program on and near the sill, to begin in late July or early August, will include drilling, microdiamond sampling, analysis, and geophysical work.

The resumption of exploration work on the kimberlite sill and its potential extensions, comes on the heels of the recent decision by Golden Rule and Inukshuk that they will not appeal the Federal Tribunal decision in GGL Diamond's favor, announced May 2, 2003. Work on the property had been at a standstill since 1996, when the Section 84 dispute began. (Please refer to www.ggldiamond.com web site for additional information about the tribunal and the original dispute. Detailed information is contained in news releases and in the quarterly report dated February 28, 2003.)

The Doyle Lake project, adjacent to Mountain Province (T-MPV) claims, is located approximately 270 km to the northeast of Yellowknife. De Beers, 60% owner and project operator of the joint venture with GGL, has spent over $6 million to date on the project.

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the kimberlite sill was discovered during a reverse circulation drill program in August 1996. The 1996 drilling traced a northeast to southwest striking, shallow-dipping, kimberlitic sill, with intersections ranging from 0.2 to 5.7 metres in thickness, over a strike length of 1.3 km. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm.

An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location – a train which extends beyond the north end of the sill and suggests the potential for a second source. A geometrically similar kimberlite at Snap Lake has extensive down dip extensions.

The 2003 Doyle activities will include a drill program that will begin to define the strike length and dip of the Doyle kimberlite. According to the geophysical surveys of the area, significant extensions to the sill may be anticipated.

The program will also test other kimberlite targets in the T-Lake and Snail Lake areas, based on previously obtained indicator results and geophysics.

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The De Beers work plan includes:

- Drilling 12 "HQ" holes (approximately 3" in diameter) which will test the indicated extensions along strike and down-dip, as well as the T-Lake and Snail targets;
- Collection of a 100 kg – 180 kg microdiamond sample from the sill intersections;
- Analysis of the core for variations in internal geology;
- Geological modeling; and
- Possible ground geophysical surveys to continue to explore extensions of the sill.

A map of the area will be posted to our website www.ggldiamond.com in the near future.

As the kimberlite comes to surface below the till, larger, more representative samples for macro diamond testing can be obtained by less expensive surface trenching. If results continue to be encouraging, De Beers has indicated that this method for bulk sampling remains an option that will be considered in following exploration programs.

De Beers has obtained the necessary Land Use Permit in order to begin work.

GGL DIAMOND CORP.



Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.